MBS SOURCE ETRADING INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Common Stock		Retained Earnings		Total	
Balance, December 31, 2014	$	2,000		364,420	$	366,420
Net income (loss)				80,751	$	80,751
Balance, December 31, 2015	$	2,000	$	445,171	$	447,171

The accompanying notes are an integral part of these financial statements